Filed pursuant to Rule 433
Registration No. 333-268874
March 18, 2024
PRICING TERM SHEET

Issuer:	Appalachian Power Company
Expected Ratings*:	Baa1 (Stable) by Moody’s Investors Service, Inc. BBB+ (Negative) by S&P Global Ratings, a division of S&P Global Inc. A- (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series CC, due 2034
Principal Amount:	$400,000,000
Maturity:	April 1, 2034
Coupon:	5.65%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2024
Treasury Benchmark:	4.000% due February 15, 2034
Treasury Yield:	4.340%
Reoffer Spread:	T+135 basis points
Yield to Maturity:	5.690%
Price to Public:	99.695% of the principal amount thereof
Transaction Date:	March 18, 2024
Settlement Date:	March 20, 2024 (T+2)
Redemption Terms:
Make-whole call:	Prior to January 1, 2034 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after January 1, 2034 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	037735 DB0 / US037735DB08
Joint Book-Running Managers:	BMO Capital Markets Corp. BofA Securities, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp. toll-free at (866) 864-7760, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Truist Securities, Inc. toll-free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.